                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                          PINNACLE GLOBAL GROUP, INC.
________________________________________________________________________________
                               (Name of Issuer)


                                 COMMON STOCK
________________________________________________________________________________
                         (Title of Class of Securities)


                                  723465 100
        _______________________________________________________________
                                (CUSIP Number)


                                 Ben T. Morris
                  Sanders Morris Harris Inc., 3100 Chase Tower
                     Houston, Texas  77002 (713) 224-3100
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 31, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 723465 100
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DON A. SANDERS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,083,171

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,038,171

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,083,171

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 723465 100
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BEN T. MORRIS
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,201,445

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          703,973
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,201,445

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          703,973
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,905,418

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 723465 100
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GEORGE L. BALL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      TEXAS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,201,546

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,201,546

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,201,546

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 723465 100
-----------------------

Item 1.     Security and Issuer.

     The class of equity securities to which this statement relates is the common stock (the "Common Stock") of Pinnacle Global Group, Inc., a Texas corporation (the "Issuer"), whose principal executive office is located at 5599 San Felipe, Suite 555, Houston, Texas 77056.

Item 2.     Identity and Background.

     Don A. Sanders' business address is 3100 Chase Tower, Houston, Texas. Mr. Sanders is employed by Sanders Morris Harris Inc. and is Chairman of the Executive Committee. Sanders Morris Harris Inc. is a Texas corporation ("SMM"),whose business address is 3100 Chase Tower, Houston, Texas 77002.

     Ben T. Morris' business address is 3100 Chase Tower, Houston, Texas 77002. Mr. Morris is President and Chief Executive Officer of SMM.

     George L. Ball's business address is 3100 Chase Tower, Houston, Texas 77002. Mr. Ball is Chairman of the Board of SMM.

     During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the past five years, none of the reporting persons was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     Each of the reporting persons is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     No funds were used by the reporting persons in acquiring the securities. The shares were received by the reporting persons in exchange for shares of common stock of SMM owned by the reporting persons in connection with the merger of Harris Webb & Garrison, Inc., a Texas corporation and wholly-owned subsidiary of the Issuer ("HWG"), with and into SMM pursuant to which SMM became a wholly-owned subsidiary of the Issuer. Shares of common stock of SMM were converted into shares of the Issuer on the basis of 117.32785 shares of the Issuer for each share of SMM owned by the reporting persons. The terms of the transaction are set forth in the Amended and Restated Agreement and Plan of Reorganization dated as of November 31, 1999, among the Issuer, HWG, SMM, and the shareholders of SMM.

Item 4.   Purpose of Transaction.

     The securities of the Issuer were acquired by the reporting persons in connection with the merger of HWG and SMM in a privately negotiated transaction for investment purposes only.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 723465 100
-----------------------

     Messrs. Sanders, Morris, and Ball will become directors of the Issuer on closing of the merger.

     The reporting persons currently intend to review continuously their equity interest in the Issuer. Depending upon each reporting persons's individual evaluation of The Issuer's business and prospects and upon future developments, a reporting person, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the securities may be in open market or privately negotiated transactions or otherwise.

Except as described in this Item 4, the reporting persons have no present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change to the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

     (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified In Item 2 is as follows:

 Beneficial Owner      Aggregate Number      Class     Percentage
                        Shares Owned                    of Class
Don A. Sanders               2,083,171      Common           14.6
Ben T. Morris                1,905,418(1)   Common           13.4
George L. Ball               1,201,546      Common            8.4

(1) Includes 703,973 shares owned by the Sanders 1998 Children's Trust, of which Mr. Morris is a co-trustee, and as to which Mr. Morris disclaims beneficial ownership.

     (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

The applicable beneficial owners have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of the applicable beneficial owner's shares.

                                 SCHEDULE 13D

-----------------------
  CUSIP NO. 723465 100
-----------------------

     (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by any of the Reporting Persons except for the acquisition of beneficial ownership of shares being reported on this Schedule 13D

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.    Material to be Filed as Exhibits

     Exhibit   Title

     A    Joint acquisition filing statement

     B Amended and Restated Agreement and Plan of Reorganization dated as of November 12, 1999, among Pinnacle Global Group, Inc., Harris Webb & Garrison, Inc., Sanders Morris Mundy Inc., and the shareholders of Sanders Morris Mundy Inc. [Incorporated by reference to Exhibit A to the definitive proxy statement of Pinnacle Global Group, Inc., filed on Schedule 14A on December 6, 1999]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this filing is true, correct and complete.

Dated January 8, 2000



/s/ Don A. Sanders
Don A. Sanders

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 723465 100
-----------------------

                                                                       Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 8, 2000


/s/ Ben T. Morris
Ben T. Morris


/s/ George L. Ball
George L. Ball

___________
Each Reporting Person certifies only the information in Item 4 regarding, himself or itself, as the case may be.